Via Facsimile and U.S. Mail
Mail Stop 03-09

										March 3, 2005

Benjamin T. Sporn
Vice President, General Counsel and Secretary
Nutrition 21, Inc.
4 Manhattanville Road
Purchase, New York 10577

Re:	Nutrition 21, Inc.
	Registration Statement on Form S-3
      Filed February 17 2005
	File Number 333-122880

Dear Mr. Sporn:
      This is to advise you that we have undertaken a limited review of the above referenced registration statement and have the following comments. After and issues that arise during our examination of the request have been satisfied, we will consider your request for acceleration of the effective date of the registration statement.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


1. We note your statements in the last paragraph on page 15. Your registration statement should register only those shares which are currently outstanding, to the extent some shares are not yet issued to named selling security holders they should be removed from the registration statement. Also, please amend the registration fee table accordingly.

2. Please identify the natural persons who have voting and dispositive power for the common stock held by the named entities in the selling security holders table on pages 14-15.

3. We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in your amended Form S-1. If Paul Intlekofer serves as the controller or principal accounting officer, his signature should be
captioned as such in your amended filing.  See Instructions 1 and
2
to the Signatures section of Form S-3

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Albert Lee at (202) 824-5522 or me at (202)
942-
1840 with any questions.

      Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Oscar D. Folger
	521 Fifth Avenue
	New York, New York 10175

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Benjamin T. Sporn
Nutrition 21, Inc.
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